FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                          May                          2005
                                -----------------------------       -----------

Commission File Number                    000-23464
                                -----------------------------       -----------

                                HUMMINGBIRD LTD.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                                1 Sparks Avenue
                            Toronto, Ontario M2H 2W1
                                     Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F                  Form 40-F        X
                            ----------------           ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                         No          X
                        ------------------         ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



        Document                        Description
        --------                        -----------

           1. Letter to Shareholders dated May 11, 2005, with respect to the Shareholder Report for the second quarter ended March 31, 2005.
           2.       U.S. GAAP interim financial statements and accompanying
                    notes for the second quarter ended March 31, 2005.
           3.       Canadian GAAP interim financial statements and accompanying notes for the second quarter ended March 31, 2005.
           4.       Management's Discussion and Analysis of Financial Condition
                    and Results of Operations for the second quarter ended March 31, 2005.
           5.       CEO and CFO certifications for Hummingbird Ltd.
           6. Press release dated April 26, 2005 reporting Hummingbird Ltd. results for the second quarter ended March 31, 2005.

                                                                     Document 1

                                                       [GRAPHIC OMITTED]
                                                       Hummingbird Ltd.
                                                       1 Sparks Avenue
                                                       Toronto, Ontario M2H 2W1
                                                       Canada
                                                       Tel. (416) 496-2200
                                                       Fax  (416) 496-2207



May 11, 2005


Dear Hummingbird Shareholder:

SECOND QUARTER AND SIX MONTHS ENDED MARCH 31, 2005

We enclose the following information for the quarter and six months ended March 31, 2005:

     o U.S. GAAP financial statements and accompanying notes prepared in US dollars;

     o Canadian GAAP financial statements and accompanying notes prepared in US dollars;

     o Management's Discussion and Analysis of Financial Condition and Results of Operations; and

     o Press release dated April 26, 2005 reporting our financial results for the above period.


We thank you for your continued interest and support.


Sincerely,

/s/ BARRY LITWIN

Barry Litwin
President and Chief Executive Officer

Encl.

                                                                     Document 2

                                                                      U.S. GAAP





        Interim Unaudited Consolidated Financial Statements of

        HUMMINGBIRD LTD.


        Quarter and Six Months ended March 31, 2005


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                     U.S. GAAP
(thousands of U.S.$)

                                                                                      As at                     As at
                                                                                    March 31                September 30
                                                                                      2005                      2004
                                                                                      ----                      ----
                                                                                   (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                     $     129,083            $    125,543
  Short-term investments                                                                    -                   4,943
  Accounts receivable                                                                  58,833                  57,620
  Unbilled receivables                                                                    593                     832
  Income taxes recoverable                                                                915                       -
  Inventory                                                                               974                     873
  Prepaid expenses                                                                      7,514                   5,443
  Other receivables                                                                     2,978                   2,138
------------------------------------------------------------------------------------------------------------------------
                                                                                      200,890                 197,392
OTHER ASSETS                                                                            2,766                   3,150
FIXED  ASSETS                                                                          12,500                  13,324
INTANGIBLES                                                                           149,188                 157,784
------------------------------------------------------------------------------------------------------------------------
                                                                                $     365,344            $    371,650
========================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                             $      25,208            $       20,394
  Income taxes payable                                                                      -                     7,167
  Current portion of other long-term liabilities                                        1,020                       212
  Deferred revenue                                                                     67,826                    65,521
------------------------------------------------------------------------------------------------------------------------
                                                                                       94,054                    93,294
DEFERRED INCOME TAXES                                                                   6,960                    11,398
OTHER LONG-TERM LIABILITIES                                                               122                     1,038
------------------------------------------------------------------------------------------------------------------------
                                                                                      101,136                   105,730
------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,510,488 common shares at March 31, 2005
                           and 17,448,279 common shares at September 30, 2004         165,751                 164,521
ADDITIONAL PAID-IN CAPITAL                                                              3,510                   3,510
RETAINED EARNINGS                                                                      95,877                  98,819
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                     (930)                   (930)
------------------------------------------------------------------------------------------------------------------------
                                                                                      264,208                 265,920
------------------------------------------------------------------------------------------------------------------------
                                                                                $     365,344            $    371,650
========================================================================================================================



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                             Six Months Ended
                                                                                                 March 31
                                                                                      2005                      2004
                                                                                      ----                      ----
                                                                                   (Unaudited)               (Unaudited)

Retained earnings, beginning of period                                          $      98,819            $     94,640
Premium on shares repurchased                                                               -                    (754)
Net (loss) income for the period                                                       (2,942)                    771
-------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                $      95,877            $     94,657
========================================================================================================================



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                    U.S. GAAP
(thousands of U.S.$, except share data)


                                                    Three Months Ended                   Six Months Ended
                                                         March 31                           March 31
                                                   2005              2004             2005             2004
                                                   ----              ----             ----             ----
                                               (Unaudited)       (Unaudited)      (Unaudited)     (Unaudited)

SALES                                          $     54,256      $    54,664    $   108,156     $  104,671
COST OF SALES                                         6,450            6,245         13,227         11,960
---------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                         47,806           48,419         94,929         92,711
---------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                25,223           23,976         46,942         44,816
  Research and development                           11,695            9,982         22,399         19,919
  General and administration                          5,826            5,114         11,780         10,418
  Restructuring charges (Note 4)                      3,485                -          5,578              -
  Other charges (Note 5)                                  -                -          5,340              -
  Amortization of intangibles                         4,502            5,763          9,418         11,974
---------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                       50,731           44,835        101,457         87,127
---------------------------------------------------------------------------------------------------------------

OPERATING (LOSS) INCOME                              (2,925)           3,584         (6,528)         5,584
INTEREST AND OTHER INCOME, NET                          655              309          1,269            566
---------------------------------------------------------------------------------------------------------------
(LOSS) INCOME  BEFORE INCOME TAXES                   (2,270)           3,893         (5,259)         6,150
INCOME TAX  (RECOVERY) EXPENSE (Note 7)              (1,057)           1,825         (2,317)         5,379
---------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                    (1,213)     $     2,068    $    (2,942)    $      771
===============================================================================================================
BASIC (LOSS) EARNINGS  PER SHARE                      (0.07)     $      0.12    $     (0.17)    $     0.04
===============================================================================================================
DILUTED (LOSS) EARNINGS  PER SHARE                    (0.07)     $      0.12    $     (0.17)    $     0.04
===============================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                         17,500           17,595         17,482         17,573
===============================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)               17,500           17,811         17,482         17,755
===============================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                      U.S. GAAP
(thousands of U.S.$)



                                                                  Three Months Ended                   Six Months Ended
                                                                      March 31                           March 31
                                                                2005              2004             2005             2004
                                                                ----              ----             ----             ----
                                                            (Unaudited)       (Unaudited)      (Unaudited)     (Unaudited)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss) income                                      $     (1,213)      $     2,068       $    (2,942)     $       771
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                 4,502             5,763             9,418           11,974
    Deferred income taxes                                      (2,232)           (4,430)           (4,438)          (3,943)
    Depreciation                                                  896               950             1,763            1,892
  Changes in operating assets and liabilities:
    Accounts receivable                                           (89)           (6,495)           (1,213)          (3,405)
    Unbilled receivables                                          (44)             (361)              239             (191)
    Income taxes recoverable / payable                         (3,786)              825            (8,082)           3,692
    Inventory                                                    (124)               34              (101)               8
    Prepaid expenses and other assets                          (1,714)           (2,142)           (1,687)          (2,001)
    Other receivables                                            (823)            2,187              (840)           1,542
    Accounts payable and accrued liabilities                   (1,815)           (3,431)            4,814           (4,032)
    Deferred revenue                                            1,643             8,725             2,305           10,556
---------------------------------------------------------------------------------------------------------------------------
                                                               (4,799)            3,693              (764)          16,863
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Short-term investments - net (purchased) matured                 -            (5,787)            4,943           (8,128)
   Acquisitions - net of cash acquired (Note 2)                     -                 -              (822)            (810)
   Additions to fixed assets                                     (626)             (981)             (939)          (1,988)
---------------------------------------------------------------------------------------------------------------------------
                                                                 (626)           (6,768)            3,182          (10,926)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                        (49)           (1,954)             (108)          (2,053)
  Shares repurchased                                                -            (1,234)                -           (1,234)
  Issuance of shares                                              392             1,812             1,230            2,121
---------------------------------------------------------------------------------------------------------------------------
                                                                  343            (1,376)            1,122           (1,166)
---------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS               (5,082)           (4,451)            3,540            4,771
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                134,165           103,805           125,543           94,583
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                 $    129,083       $    99,354        $  129,083      $    99,354
===========================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                          $         33       $         7        $       36      $         9
  Income taxes paid                                             4,961             5,430            10,203            5,646
  Interest received                                               601               378             1,305              620


                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2004.

         The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

2.       ACQUISITIONS

         Fiscal 2005
         There were no acquisitions during the six month period ended March 31, 2005; however, there was an amount paid representing contingent consideration with respect to a fiscal 2003 acquisition, as described below.

         Legal Key Technologies, Inc.

         During fiscal 2003, the Company acquired Legal Key Technologies, Inc. ("LegalKEY"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in the calendar years of 2003 and 2004. The Company made payments, in relation to this contingent consideration, of $822 during the six months ended March 31, 2005, and $810 during the six months ended March 31, 2004. These contingent payments were accounted for as goodwill.

3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                   March 31,      September 30,
                                                      2005            2004
         ----------------------------------------------------------------------


         Accounts payable - trade                  $  9,975         $  8,420
         Accrued liabilities:
           Trade                                      5,126            5,859
           Payroll related                            6,202            6,054
           Restructuring and other charges            3,840                -
           Other                                         65               61
         ----------------------------------------------------------------------
                                                   $ 25,208         $ 20,394
         ======================================================================

4.       RESTRUCTURING CHARGES

         During the year, the Company undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap of its operations due to recent acquisitions. In its review, the Company considered the changing market conditions, which have impacted sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $3,485, relating to staffing costs in respect of 8 terminated employees, were recognized during the quarter ended March 31, 2005 ($ 2,093 relating to 28 terminated employees during the quarter ended December 31, 2004).

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         Restructuring costs recognized, but remaining to be incurred as at March 31, 2005 are as follows:

                                                                       Total
         ----------------------------------------------------------------------
         Restructuring charge                                        $ 2,093
           Amounts paid during the quarter                              (890)
         ----------------------------------------------------------------------
         Balance outstanding - December 31, 2004                       1,203
           Restructuring charge                                        3,485
           Amounts paid during the quarter                            (1,466)
         ----------------------------------------------------------------------
         Balance outstanding - March 31, 2005                        $ 3,222
         ======================================================================

5.       OTHER CHARGES

         The Company did not record any other charges for the quarter ended March 31, 2005.

         During the quarter ended December 31, 2004, there were other charges of $5,340 recorded as follows:

     a) Retiring allowances and special payments, including social charges, provided to certain senior management of $4,114.

     b) Corporate charges relating to acquisition and other development initiatives of $730.

     c) Other costs of $496 relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables.

6.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares

                                                                           Common Shares
                                                                ---------------------------------
                                                                    Issued                $
         ----------------------------------------------------------------------------------------
         Balance as at September 30, 2004                            17,448,279     $  164,521
         Stock options exercised during the six months ended
           March 31, 2005 under the Employee Stock Option Plan           62,209          1,230
         ----------------------------------------------------------------------------------------
         Balance as at March 31, 2005                                17,510,488     $  165,751
         ========================================================================================

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         Shares Issued

         During the quarter ended March 31, 2005, the Company issued 20,040 common shares pursuant to the Employee Stock Option Plan for proceeds of $392 (quarter ended March 31, 2004 - 95,626 for $1,812).

         For the six months ended March 31, 2005, the Company issued 62,209 common shares pursuant to the Employee Stock Option Plan for proceeds of $1,230 (six months ended March 31, 2004 - 112,159 for $2,121).

         Share Repurchase Program

         On November 22, 2004, the Company announced that it had received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares. The 2005 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2005 Bid will be cancelled. The 2005 Bid commenced on November 24, 2004, and will terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

         During the quarter and six months ended March 31, 2005 the Company did not repurchase any shares.

         On November 13, 2003, the Company received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and was to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2004 Bid. The 2004 Bid terminated on November 16, 2004 and the total number of shares repurchased and subsequently cancelled was 215,300.

         During the quarter and six months ended March 31, 2004, the Company repurchased and cancelled 51,300 shares at an average price of $24.06 per share for a total consideration of $1,234, which has been applied to reduce share capital and retained earnings by $480 and $754, respectively.

         Comprehensive (Loss) Income

         Comprehensive (loss) income was $(1,213) and $(2,942) for the three and six months ended March 31, 2005 and $2,068 and $771 for the three and six months ended March 31, 2004, respectively.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         Accounting for Stock-Based Compensation

         The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense on a straight-line basis over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

         Had the Company applied a fair value based method described by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148, "Accounting for Stock-based Compensation
         - Transition and Disclosure", which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:

                                                               Three months ended              Six months ended
                                                                    March 31                       March 31
                                                              2005            2004            2005           2004
         -------------------------------------------------------------------------------------------------------------
         Net (loss) income - reported                      $ (1,213)        $ 2,068        $ (2,942)       $    771
         Stock-based compensation expense                      (812)          (512)          (1,817)         (1,367)
         -------------------------------------------------------------------------------------------------------------
         Net (loss) income - pro forma                     $ (2,025)        $ 1,556        $ (4,759)       $   (596)
         =============================================================================================================

         Basic (loss) earnings  per share - reported        $ (0.07)        $  0.12        $  (0.17)       $   0.04
         -------------------------------------------------------------------------------------------------------------
         Diluted (loss) earnings per share - reported       $ (0.07)        $  0.12        $  (0.17)       $   0.04
         -------------------------------------------------------------------------------------------------------------

         Basic (loss) earnings per share - pro forma        $ (0.12)        $  0.09        $  (0.27)       $  (0.03)
         -------------------------------------------------------------------------------------------------------------
         Diluted (loss) earnings per share - pro forma      $ (0.12)        $  0.09        $  (0.27)       $  (0.03)
         -------------------------------------------------------------------------------------------------------------

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:

                                                  Three months ended            Six months ended
                                                        March 31                   March 31
                                                    2005        2004*         2005          2004
         -----------------------------------------------------------------------------------------
         Expected dividend                          0.0%                      0.0%          0.0%
         Expected volatility                       38.3%                     41.6%         40.7%
         Risk-free interest rate                    4.0%                      4.0%          4.0%
         Expected option life in years              4                         4             4
         Weighted  average stock option fair
         value per option granted                 $ 9.08                    $ 9.29        $ 7.82
         =========================================================================================

         * - for the quarter ended March 31, 2004, there were no options granted, and as such there is no stock compensation information presented for this period.

7.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not, and applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

8.       EARNINGS PER COMMON SHARE

         Basic earnings per share has been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share is calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         The following is a reconciliation of shares used in the calculations for the three months and six months ended March 31, 2005 and 2004:

         (thousands of shares)                                      Three months ended       Six months ended
                                                                        March 31                 March 31
         ---------------------------------------------------------------------------------------------------------
                                                                     2005         2004         2005        2004
         ---------------------------------------------------------------------------------------------------------
         Weighted average number of shares outstanding              17,500       17,595       17,482      17,573
         Net effect of dilutive stock options                            -          216            -         182
         ---------------------------------------------------------------------------------------------------------
         Weighted average number of diluted shares outstanding      17,500       17,811       17,482      17,755
         =========================================================================================================

         For the quarter ended March 31, 2005, the impact of all outstanding options (1,562,409 - quarter ended March 31, 2004) to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the six months ended March 31, 2005, the impact of all outstanding options (1,715,343 - six months ended March 31, 2004) to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

9.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

         Sales by product line
                                           Three months ended                Six months ended
                                                March 31                          March 31
                                          2005            2004            2005              2004
         ------------------------------------------------------------------------------------------
         Hummingbird Connectivity     $  16,086       $  17,764       $  33,353          $ 34,654
         Hummingbird Enterprise          38,170          36,900          74,803            70,017
         ------------------------------------------------------------------------------------------
                                      $  54,256       $  54,664       $ 108,156        $  104,671
         ==========================================================================================

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         Sales by country of origin

                                   Three months ended                   Six months ended
                                        March 31                            March 31
                                 2005              2004             2005                2004
         --------------------------------------------------------------------------------------
         U.S.A.              $  24,941         $  26,308        $  50,323           $  52,126
         Europe                 22,737            18,667           45,799              38,246
         Canada                  4,437             7,715            8,561              10,942
         Asia Pacific            2,141             1,974            3,473               3,357
         --------------------------------------------------------------------------------------
                             $  54,256         $  54,664        $ 108,156           $ 104,671
         ======================================================================================


         Geographical distribution of sales by customer location

                                 Three months ended                       Six months ended
                                       March 31                               March 31
                                 2004           2005                   2005             2004

         --------------------------------------------------------------------------------------
         U.S.A.              $  24,719      $  26,096              $  49,868        $  51,659
         Europe                 22,736         18,668                 45,798           38,247
         Canada                  3,254          6,457                  6,196            8,574
         Others                  3,547          3,443                  6,294            6,191
         --------------------------------------------------------------------------------------
                             $  54,256      $  54,664              $ 108,156        $ 104,671
         ======================================================================================

         Long-lived assets by country of origin
                                                     March 31,    September 30,
                                                          2005             2004
         ----------------------------------------------------------------------
         Fixed and other assets
             U.S.A                                    $  1,714        $  1,899
             Canada                                      9,433          10,281
             Europe                                      3,721           3,909
             Asia Pacific                                  398             385
         ----------------------------------------------------------------------
                                                        15,266          16,474
         Intangibles                                   149,188         157,784
         ----------------------------------------------------------------------
                                                     $ 164,454       $ 174,258
         ======================================================================

         It is not practicable to allocate intangibles by country of origin.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

10.      GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the six months ended March 31, 2005.

         Guarantees and Indemnities

         The Company has no guarantees and indemnities and, as such, has not recorded a liability in the accompanying consolidated balance sheets as at March 31, 2005.

         Contingent Payments

         During fiscal 2003, the Company acquired various subsidiaries and under the terms of the agreements, may be required to make further contingent payments up to a maximum of $12,181.

         Other Contingencies

         The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

11.      FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at March 31, 2005, the Company had no foreign exchange contracts outstanding. For the six months ended March 31, 2005 and 2004, the Company had net foreign exchange gains of $2,325 and $2,657, respectively. These amounts have been recorded as a reduction of sales and marketing expenses.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at March 31, 2005, were invested in high quality money market instruments purchased through major banks and financial institutions.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate their fair values.

12.      RECENT ACCOUNTING PRONOUNCEMENTS

         In January 2003, the FASB issued interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.
         (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information in the financial statements.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         In 2004, FASB revised SFAS No.123 (SFAS 123R), Share-Based Payments, which received approval in January 2005 and will require the Company to adopt this standard for year ends beginning on or after June 15, 2005 which requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and instead, included the required pro forma disclosure as if this method had been applied for options granted. Beginning October 1, 2005, the Company will adopt the recommendations of the revised SFAS 123R, and apply the recommendations of this pronouncement retroactively without restatement.

                                                                     Document 3

                                                                Canadian GAAP


















                      Interim Unaudited Consolidated Financial Statements of

                      HUMMINGBIRD LTD.


                      Quarter and Six Months ended March 31, 2005


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                     CANADIAN GAAP
(thousands of U.S.$)


                                                                                         As at                   As at
                                                                                       March 31,              September 30,
                                                                                         2005                    2004
                                                                                         ----                    ----
                                                                                     (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                      $      129,083             $   125,543
  Short-term investments                                                                      -                   4,943
  Accounts receivable                                                                    58,833                  57,620
  Unbilled receivables                                                                      593                     832
  Income taxes recoverable                                                                  915                       -
  Inventory                                                                                 974                     873
  Prepaid expenses                                                                        7,514                   5,443
  Other receivables                                                                       2,978                   2,138
------------------------------------------------------------------------------------------------------------------------
                                                                                        200,890                 197,392
OTHER ASSETS                                                                              2,766                   3,150
FIXED  ASSETS                                                                            12,500                  13,324
INTANGIBLES                                                                             127,731                 137,904
------------------------------------------------------------------------------------------------------------------------
                                                                                 $      343,887             $   351,770
========================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                              $       25,208             $    20,394
  Income taxes payable                                                                        -                   7,167
  Current portion of other long-term liabilities                                          1,020                     212
  Deferred revenue                                                                       67,826                  65,521
------------------------------------------------------------------------------------------------------------------------
                                                                                         94,054                  93,294
FUTURE INCOME TAXES                                                                       9,209                  14,176
OTHER LONG-TERM LIABILITIES                                                                 122                   1,038
------------------------------------------------------------------------------------------------------------------------
                                                                                        103,385                 108,508
------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,510,488 common shares at March 31, 2005
     and 17,448,279 common shares at September 30, 2004                                 214,133                 199,534
(DEFICIT) RETAINED EARNINGS                                                              (7,492)                 43,399
CONTRIBUTED SURPLUS (Note 6)                                                             33,532                       -
dUMULATIVE TRANSLATION ADJUSTMENTS                                                          329                     329
------------------------------------------------------------------------------------------------------------------------
                                                                                        240,502                 243,262
------------------------------------------------------------------------------------------------------------------------
                                                                                 $      343,887             $   351,770
========================================================================================================================



CONSOLIDATED STATEMENTS OF (DEFICIT) RETAINED EARNINGS
(thousands of U.S.$)
                                                                                             Six Months Ended
                                                                                                  March 31
                                                                                         2005                    2004
                                                                                         ----                    ----
                                                                                     (Unaudited)              (Unaudited)

Retained earnings, beginning of period                                           $       43,399             $    40,893
Premium on shares repurchased                                                              (650)                   (650)
Prior period adjustment for stock based compensation expense (Note 1c)                  (45,084)                      -
Net (loss) for the period                                                                (5,807)                   (480)
------------------------------------------------------------------------------------------------------------------------
(Deficit) Retained earnings, end of period                                       $       (7,492)            $    39,763
========================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                          CANADIAN GAAP
(thousands of U.S.$, except share data)


                                                               Three Months Ended                Six Months Ended
                                                                    March 31                         March 31
                                                              2005           2004              2005              2004
                                                              ----           ----              ----              ----
                                                          (Unaudited)     (Unaudited)      (Unaudited)        (Unaudited)
SALES                                                   $   54,256      $    54,664      $   108,156        $   104,671
COST OF SALES                                                6,498            6,245           13,335             11,960
------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                47,758           48,419           94,821             92,711
------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                       25,548           23,976           47,669             44,816
  Research and development                                  11,347            9,457           21,838             18,869
  General and administration                                 6,013            5,114           12,198             10,418
  Restructuring charges (Note 4)                             3,485                -            5,578                  -
  Other charges (Note 5)                                         -                -            5,340                  -
  Amortization of intangibles                                5,290            6,550           10,995             13,548
------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                              51,683           45,097          103,618             87,651
------------------------------------------------------------------------------------------------------------------------

OPERATING (LOSS) INCOME                                     (3,925)           3,322           (8,797)             5,060
INTEREST AND OTHER INCOME, NET                                 655              309            1,269                566
------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                           (3,270)           3,631           (7,528)             5,626
INCOME TAX (RECOVERY) EXPENSE (Note 7)                        (720)           2,082           (1,721)             6,106
------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                       $   (2,550)      $    1,549      $    (5,807)       $      (480)
========================================================================================================================
BASIC (LOSS) EARNINGS PER SHARE                         $    (0.15)      $     0.09      $     (0.33)       $     (0.03)
========================================================================================================================
DILUTED (LOSS) EARNINGS  PER SHARE                      $    (0.15)      $     0.09      $     (0.33)       $     (0.03)
========================================================================================================================
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                      17,500           17,595           17,482             17,573
========================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                      17,500           17,811           17,482             17,573
========================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                      CANADIAN GAAP
(thousands of U.S.$)


                                                              Three Months Ended                   Six Months Ended
                                                                  March 31                              March 31
                                                            2005              2004               2005               2004
                                                            ----              ----               ----               ----
                                                        (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss) income                                    $   (2,550)      $     1,549        $    (5,807)        $   (480)
  Add (deduct) items not affecting cash:
    Amortization of intangibles                             5,290             6,550             10,995            13,548
    Stock based compensation expense                          812                 -              1,817                 -
    Future income taxes                                    (2,495)           (4,698)            (4,967)           (4,266)
    Depreciation                                              896               950              1,763             1,892

  Changes in operating assets and liabilities:
    Accounts receivable                                       (89)           (6,495)            (1,213)           (3,405)
    Unbilled receivables                                      (44)             (361)               239              (191)
    Income taxes recoverable / payable                     (3,786)              825             (8,082)            3,692
    Inventory                                                (124)               34               (101)                8
    Prepaid expenses and other assets                      (1,714)           (2,142)            (1,687)           (2,001)
    Other receivables                                        (823)            2,187               (840)            1,542
    Accounts payable and accrued liabilities               (1,815)           (3,431)             4,814            (4,032)
    Deferred revenue                                        1,643             8,725              2,305            10,556
--------------------------------------------------------------------------------------------------------------------------
                                                           (4,799)            3,693               (764)           16,863
--------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Short-term investments, net (purchased) matured              -            (5,787)             4,943            (8,128)
   Acquisitions - net of cash acquired (Note 2)                 -                 -               (822)             (810)
   Additions to fixed assets                                 (626)             (981)              (939)           (1,988)
--------------------------------------------------------------------------------------------------------------------------
                                                             (626)           (6,768)             3,182           (10,926)
--------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                    (49)           (1,954)              (108)           (2,053)
  Shares repurchased                                            -            (1,234)                 -            (1,234)
  Issuance of shares                                          392             1,812              1,230             2,121
--------------------------------------------------------------------------------------------------------------------------
                                                              343            (1,376)             1,122            (1,166)
--------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS           (5,082)           (4,451)             3,540             4,771
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD            134,165           103,805            125,543            94,583
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD               $  129,083      $     99,354        $   129,083         $  99,354
==========================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                        $       33      $          7        $        36         $       9
  Income taxes paid                                         4,961             5,430             10,203             5,646
  Interest received                                           601               378              1,305               620


                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a) Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b) Basis of presentation and significant accounting policies

         These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles (GAAP) with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in Canada for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2004.

         The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     c) Change in accounting policy

         The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. Previously the standard encouraged the use of a fair value based method for all awards granted to employees, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

         Beginning October 1, 2004, the Company adopted the recommendations of the revised Section 3870, and has applied the recommendations of this Section retroactively without restatement of prior periods. As a result, opening retained earnings as at October 1, 2004 has been decreased to reflect the expensing of the fair value of $45,084 for awards granted on or after October 1, 1995. This amount consists of $12,816 recorded as share capital for the fair value of options exercised, and $32,268 for the fair value of options cancelled or expired after the vesting period and the amortized value of any currently outstanding options.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         Had the Company applied the new standard retroactively with restatement of prior periods, compensation related to stock options would have impacted the pro forma amounts for the following periods:

                                                               Three months      Six months
                                                                   ended            ended
                                                                 March 31         March 31
                                                                   2004             2004
         ------------------------------------------------------------------------------------
         Net income (loss) - reported                            $ 1,549         $   (480)
         Stock-based compensation expense                           (512)          (1,367)
         ------------------------------------------------------------------------------------
         Net income (loss) - pro forma                           $ 1,037         $ (1,847)
         ------------------------------------------------------------------------------------

         Basic earnings (loss) per share - reported              $  0.09         $  (0.03)
         ------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - reported            $  0.09         $  (0.03)
         ------------------------------------------------------------------------------------

         Basic earnings (loss) per share - pro forma             $  0.06         $  (0.11)
         ------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - pro forma           $  0.06         $  (0.11)
         ====================================================================================

         Refer to Note 6 for additional disclosure on stock-based compensation.

2.       ACQUISITIONS

         Fiscal 2005

         There were no acquisitions during the six month period ended March 31, 2005; however, there was an amount paid representing contingent consideration with respect to a fiscal 2003 acquisition, as described below.

         Legal Key Technologies, Inc.

         During fiscal 2003, the Company acquired Legal Key Technologies, Inc. ("LegalKEY"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in the calendar years of 2003 and 2004. The Company made payments, in relation to this contingent consideration, of $822 during the six months ended March 31, 2005, and $810 during the six months ended March 31, 2004. These contingent payments were accounted for as goodwill.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                  March 31,     September 30,
                                                    2005            2004

         ----------------------------------------------------------------------

         Accounts payable - trade                 $   9,975      $   8,420
         Accrued liabilities:
           Trade                                      5,126          5,859
           Payroll related                            6,202          6,054
           Restructuring and other charges            3,840              -
           Other                                         65             61
         ----------------------------------------------------------------------
                                                  $  25,208      $  20,394
         ======================================================================

4.       RESTRUCTURING CHARGES

         During the year, the Company undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap of its operations due to recent acquisitions. In its review, the Company considered the changing market conditions, which have impacted sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $3,485, relating to staffing costs in respect of 8 terminated employees, were recognized during the quarter ended March 31, 2005 ($2,093 relating to 28 terminated employees during the quarter ended December 31, 2004).

         Restructuring costs recognized, but remaining to be incurred as at March 31, 2005 are as follows:

                                                                       Total
         ----------------------------------------------------------------------
         Restructuring charge                                        $ 2,093
           Amounts paid during the quarter                              (890)
         ----------------------------------------------------------------------
         Balance outstanding - December 31, 2004                       1,203
           Restructuring charge                                        3,485
           Amounts paid during the quarter                            (1,466)
         ----------------------------------------------------------------------
         Balance outstanding - March 31, 2005                        $ 3,222
         ======================================================================

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________



5.       OTHER CHARGES

         The Company did not record any other charges for the quarter ended March 31, 2005.

         During the quarter ended December 31, 2004, there were other charges of $5,340 recorded as follows:

     a) Retiring allowances and special payments, including social charges, provided to certain senior management of $4,114.

     b) Corporate charges relating to acquisition and other development initiatives of $730.

     c) Other costs of $496 relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables.


6.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares

                                                                                     Common Shares
                                                                          ---------------------------------
                                                                               Issued              $
         --------------------------------------------------------------------------------------------------
         Balance as at September 30, 2004                                    17,448,279      $  199,534
         Prior period adjustment for stock-based compensation expense                 -          12,816
         Stock options exercised during the six months ended
           March 31, 2005 under the Employee Stock Option Plan                   62,209           1,783
         --------------------------------------------------------------------------------------------------
         Balance as at March 31, 2005                                        17,510,488      $  214,133
         ==================================================================================================

         Shares Issued

         During the quarter ended March 31, 2005, the Company issued 20,040 common shares pursuant to the Employee Stock Option Plan for cash proceeds of $392 (quarter ended March 31, 2004 - 95,626 for $1,812). The stock-based compensation expense previously recognized relating to these options was $151.

         For the six months ended March 31, 2005, the Company issued 62,209 common shares pursuant to the Employee Stock Option Plan for cash proceeds of $1,230 (six months ended March 31, 2004 - 112,159 for $2,121). The stock-based compensation expense previously recognized relating to these options was $553.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         Share Repurchase Program

         On November 22, 2004, the Company announced that it had received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares. The 2005 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2005 Bid will be cancelled. The 2005 Bid commenced on November 24, 2004, and will terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

         During the quarter and six months ended March 31, 2005 the Company did not repurchase any shares.

         On November 13, 2003, the Company received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and was to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2004 Bid. The 2004 Bid terminated on November 16, 2004 and the total number of shares repurchased and subsequently cancelled was 215,300.

         During the quarter and six months ended March 31, 2004, the Company repurchased and cancelled 51,300 shares at an average price of $24.06 per share for a total consideration of $1,234, which has been applied to reduce share capital and retained earnings by $584 and $650, respectively.

         Stock-based compensation and other stock-based payments

         The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". For the three months and six months ended March 31, 2005, the Company expensed $812 and $1,817, respectively, related to stock options granted to employees.

         The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:

                                                                             Three months ended       Six months ended
                                                                                  March 31                March 31
                                                                              2005        2004*       2005        2004
         --------------------------------------------------------------------------------------------------------------------
         Expected dividend                                                     0.0%                    0.0%        0.0%
         Expected volatility                                                  38.3%                   41.6%       40.7%
         Risk-free interest rate                                               4.0%                    4.0%        4.0%
         Expected option life in years                                         4                       4           4
         Weighted average stock option fair value per option granted         $ 9.08                  $ 9.29      $ 7.82
         ====================================================================================================================

         * - for the quarter ended March 31, 2004, there were no options granted, and as such there is no stock compensation information presented for this period.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         Contributed surplus represents the fair value of options cancelled or expired after the vesting period and the amortized value of any currently outstanding options. Contributed surplus is comprised of the following:

         -------------------------------------------------------------------------------------------------
         Prior period adjustment for stock-based compensation expense                       $   32,268
         Stock-based compensation expense during the six months ended March 31, 2005            1, 817
         Fair value of options exercised during the six months ended March 31, 2005               (553)
         -------------------------------------------------------------------------------------------------
         Balance as at March 31, 2005                                                       $   33,532
         =================================================================================================

7.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of operating expenses when there is reasonable assurance the credits will be received.

         Under generally accepted accounting principles, when changes are made to the substantially enacted tax rates, the amount of future taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

8.       EARNINGS PER COMMON SHARE

         Basic earnings per share has been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share is calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months and six months ended March 31, 2005 and 2004:

        (thousands of shares)                                          Three months ended           Six months ended
                                                                             March 31                    March 31
         --------------------------------------------------------------------------------------------------------------
                                                                       2005           2004          2005        2004
         --------------------------------------------------------------------------------------------------------------
         Weighted average number of shares outstanding                17,500         17,595        17,482      17,573
         Net effect of dilutive stock options                              -            216             -           -
         --------------------------------------------------------------------------------------------------------------
         Weighted average number of diluted shares outstanding        17,500         17,811        17,482      17,573
         ==============================================================================================================

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         For the quarter ended March 31, 2005, the impact of all outstanding options (1,562,409 - quarter ended March 31, 2004) to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the six months ended March 31, 2005, the impact of all outstanding options (all of the outstanding options - six months ended March 31, 2004) to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

9.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

         Sales by product line
                                                     Three months ended                Six months ended
                                                          March 31                         March 31
                                                     2005            2004             2004           2005
         ----------------------------------------------------------------------------------------------------
         Hummingbird Connectivity                $  16,086       $  17,764        $  33,353      $  34,654
         Hummingbird Enterprise                     38,170          36,900           74,803         70,017
         ----------------------------------------------------------------------------------------------------
                                                  $ 54,256        $ 54,664        $ 108,156      $ 104,671
         ====================================================================================================

         Sales by country of origin
                                                    Three months ended                Six months ended
                                                          March 31                         March 31
                                                     2005            2004             2004           2005
         ----------------------------------------------------------------------------------------------------
         U.S.A.                                  $  24,941       $  26,308       $  50,323       $  52,126
         Europe                                     22,737          18,667          45,799          38,246
         Canada                                      4,437           7,715           8,561          10,942
         Asia Pacific                                2,141           1,974           3,473           3,357
         ----------------------------------------------------------------------------------------------------
                                                 $  54,256       $  54,664       $ 108,156       $ 104,671
         ====================================================================================================

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________


         Geographical distribution of sales by customer location

                           Three months ended             Six months ended
                                March 31                       March 31
                           2005            2004          2005           2004
         ----------------------------------------------------------------------
         U.S.A.        $  24,719       $  26,096     $  49,868      $  51,659
         Europe           22,736          18,668        45,798         38,247
         Canada            3,254           6,457         6,196          8,574
         Others            3,547           3,443         6,294          6,191
         ----------------------------------------------------------------------
                       $  54,256       $  54,664     $ 108,156      $ 104,671
         ======================================================================



         Long-lived assets by country of origin

                                          March 31,             September 30,
                                               2005                      2004
         -----------------------------------------------------------------------
          Fixed and other assets
            U.S.A                         $   1,714                 $   1,899
            Canada                            9,433                    10,281
            Europe                            3,721                     3,909
            Asia Pacific                        398                       385
         -----------------------------------------------------------------------

         Intangibles                         15,266                    16,474
                                            127,731                   137,904
         -----------------------------------------------------------------------
                                          $ 142,997                 $ 154,378
         =======================================================================


         It is not practicable to allocate intangibles by country of origin.

10.      GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the six months ended March 31, 2005.

         Guarantees and Indemnities

         The Company has no guarantees and indemnities and, as such, has not recorded a liability in the accompanying consolidated balance sheet as at March 31, 2005.

         Contingent Payments

         During fiscal 2003, the Company acquired various subsidiaries and under the terms of the agreements, may be required to make further contingent payments up to a maximum of $12,181.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

         Other Contingencies

         The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

11.      FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at March 31, 2005, the Company had no foreign exchange contracts outstanding. For the six months ended March 31, 2005 and 2004, the Company had net foreign exchange gains of $2,325 and $2,657, respectively. These amounts have been recorded as a reduction of sales and marketing expenses.

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at March 31, 2005, were invested in high quality money market instruments purchased through major banks and financial institutions

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate their fair values.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
_______________________________________________________________________________

12.       RECONCILIATION OF NET LOSS TO U.S. GAAP

         The following table reconciles net loss for the periods reported in the accompanying interim unaudited condensed consolidated statements of income with that which would have been reported had the unaudited condensed consolidated financial statements been presented in accordance with U.S. GAAP:

                                                                  Three months ended          Six months ended
                                                                      March 31                    March 31
                                                                 2005          2004          2005          2004
         ------------------------------------------------------------------------------------------------------------

         Net (loss) income                                   $  (2,550)    $   1,549     $  (5,807)     $   (480)
         Adjustments:
           Amortization of intangibles                             788           787         1,577         1,574
           Stock-based compensation (Note 1c and 6)                812             -         1,817             -
           Income tax  recovery                                   (263)         (268)         (529)         (323)
         ------------------------------------------------------------------------------------------------------------
         Net (loss) income in conformity with U.S. GAAP      $  (1,213)    $   2,068     $  (2,942)     $    771
         ============================================================================================================

         Basic (loss) earnings per common share
          under U.S. GAAP                                    $   (0.07)    $    0.12     $   (0.17)     $   0.04
         ============================================================================================================

         Diluted (loss) earnings per common share
          under U.S. GAAP                                    $   (0.07)    $    0.12     $   (0.17)     $   0.04
         ============================================================================================================

                                                                     Document 4

Management's Discussion and Analysis of Financial
Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Quarter and Six Months ended March 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Forward-Looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Canadian Securities Administrators.

Overview

This MD&A is dated April 26, 2005 and should be read in conjunction with the Company's September 30, 2004 annual audited consolidated financial statements and notes, and the March 31, 2005 interim unaudited condensed consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with both U.S. and Canadian generally accepted accounting principles ("GAAP"). The consolidated U.S. and Canadian GAAP financial statements are included in the Annual Report to Shareholders. Information relating to the Company, including its most recent annual information form, is available on SEDAR at www.sedar.com.

The Company is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. Our solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Our ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. Our host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Our products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Acquisition History

In fiscal 2003, the Company acquired all the issued and outstanding shares of the following companies:

                                                    Key Automation Nederland
(amounts in thousands of            Legal Key        B.V. and its affiliate     Kramer Lee    Valid Information
 U.S. dollars, unaudited)       Technologies, Inc.        Dispro B.V.          & Associates    Systems Limited
-----------------------------------------------------------------------------------------------------------------

Date acquired                     March 10, 2003         March 26, 2003       June 26, 2003     July 1, 2003
Location                              U.S.A.              Netherlands              U.K.             U.K.

Purchase price                       $ 4,623                $ 9,350              $ 6,131          $ 17,715

Contingent consideration:
  Maximum                            $ 1,600                $ 1,070              $ 2,202          $ 15,525
  Paid to date                       $ 1,600                $     -              $     -          $  3,722
  Remaining                          $     -                $     -              $   378          $ 11,803

Under the terms of each acquisition, contingent consideration payments are to be made based on the agreed upon future financial performance of each acquisition.

During the fiscal year 2004, the Company paid contingent consideration of $0.8 million to Legal Key Technologies, Inc. and $3.7 million to Valid Information Systems Limited based upon their respective financial performances. In addition, during the six months ended March 31, 2005, the Company paid the final contingent consideration of $0.8 million to Legal Key Technologies, Inc. based upon its financial performance. These amounts have been accounted for as additions to goodwill.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. and Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. The Company regularly evaluates its estimates and assumptions based on historical experience and other relevant factors. Under different assumptions or conditions, the actual results could differ materially from these estimates and assumptions. The significant accounting policies and methods used in the preparation of the condensed quarterly financial statements are described in Note 1 of the Company's 2004 Annual Report. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the March 31, 2005 condensed quarterly financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" for U.S. GAAP purposes, and the CICA's Emerging Issues Committee (EIC) 141 "Revenue Recognition" and EIC 142 "Revenue Arrangements with Multiple Deliverables" for Canadian GAAP purposes. Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders or contracts, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of our customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

Goodwill

The Company accounts for acquisitions as purchase transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 for U.S. GAAP purposes, and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Goodwill recorded on acquisition is not amortized, but is instead subject to an annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the NASDAQ National Market Site to the carrying value of our net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized. On August 1, 2004 the Company performed its annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Change in accounting policy

There were no changes in U.S. GAAP accounting policies for the six months ended March 31, 2005 or the year ended September 30, 2004.

Beginning October 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied the recommendations of this Section retroactively without restatement of prior periods.

There were no other changes in Canadian GAAP accounting policies for the six months ended March 31, 2005 or the year ended September 30, 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


RESULTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

Three months ended March 31, 2005 compared with three months ended March 31, 2004

>
                                                   Quarter ended                Quarter ended           % change
(U.S. dollars in thousands, unaudited)             March 31, 2005              March 31, 2004          from fiscal
----------------------------------------------------------------------------------------------------
                                                                                              % of           2004
                                                    Actual    % of Sales          Actual      Sales      to  2005
                                                -------------------------    ----------------------- -------------
Sales                                              $ 54,256        100%           $54,664      100%         (0.7%)
Cost of sales                                         6,450       11.9%             6,245     11.4%          3.3%
------------------------------------------------------------------------------------------------------------------
Gross profit                                         47,806       88.1%            48,419     88.6%         (1.3%)
------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                25,223       46.5%            23,976     43.9%          5.2%
  Research and development                           11,695       21.6%             9,982     18.2%         17.2%
  General and administration                          5,826       10.7%             5,114      9.4%         13.9%
  Restructuring charges                               3,485        6.4%                 -        -           100%
  Amortization of intangibles                         4,502        8.3%             5,763     10.5%        (21.9%)
------------------------------------------------------------------------------------------------------------------
Total expenses                                       50,731       93.5%            44,835     82.0%         13.2%
------------------------------------------------------------------------------------------------------------------
Operating (loss) income                              (2,925)      (5.4%)            3,584      6.6%       (181.6%)
Interest and other income, net                          655        1.2%               309      0.5%        112.0%
------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                    (2,270)      (4.2%)            3,893      7.1%       (158.3%)
Income tax (recovery) expense                        (1,057)      (2.0%)            1,825      3.3%       (157.9%)
------------------------------------------------------------------------------------------------------------------
Net (loss) income                                  $ (1,213)      (2.2%)          $ 2,068      3.8%       (158.7%)
==================================================================================================================

Basic (loss) earnings per share                    $  (0.07)                      $  0.12                 (158.3%)
==================================================================================================================
Diluted (loss) earnings per share                  $  (0.07)                      $  0.12                 (158.3%)
==================================================================================================================

Results of Operations

Sales for the quarter ended March 31, 2005 were $54.3 million, representing a 0.7% decrease from $54.7 million for the quarter ended March 31, 2004. Loss before income taxes was $2.3 million for the current quarter, compared to income before income taxes of $3.9 million in the same period of the last fiscal year. Net loss for the quarter ended March 31, 2005 was $1.2 million, compared to net income of $2.1 million in the second quarter of the last fiscal year. Basic and diluted loss per share were $0.07 for the current quarter compared to basic and diluted earnings per share of $0.12 in the same quarter of the last fiscal year.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Sales for the quarter ended March 31, 2005 were $54.3 million versus $54.7 million a year ago. Sales from the Company's two product families were:

(U.S. dollars in millions, unaudited)        Quarter ended        Quarter ended      % change
                                             March 31, 2005       March 31, 2004     from 2004
-------------------------------------------------------------------------------------------------
Hummingbird Connectivity                           $  16.1              $  17.8          (9.4%)
Hummingbird Enterprise                                38.2                 36.9           3.4%
-------------------------------------------------------------------------------------------------
                                                    $ 54.3               $ 54.7          (0.7%)
=================================================================================================

Hummingbird Connectivity sales for the current quarter were $16.1 million versus $17.8 million in the second quarter of the previous year. The current quarter's sales of the company's Hummingbird Enterprise sales were $38.2 million compared to $36.9 million recorded in the second quarter of the last fiscal year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown due to weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a continued selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Costs of sales increased to $6.5 million in the current quarter compared to $6.2 million in the second quarter of the last fiscal year. As a percentage of sales, the current quarter's cost of sales at 11.9% was higher than the 11.4% in the same period in the fiscal year 2004.

Gross Profit

Gross profit dereased by 1.3% or $0.6 million to $47.8 million in the second quarter of the current fiscal year compared to $48.4 million in same period of last year. Gross profit was 88.1% of sales in the current quarter, lower than the 88.6% in the quarter ended March 31, 2004.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $25.2 million from $24.0 million partly due to higher sales compensation and related costs, as well as, the changes in foreign exchange rates. Sales and marketing expenses were 46.5% of sales in the current quarter, higher than the 43.9% in the same period of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out in generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $11.7 million and have increased by 17.2% from the $10.0 million in the second quarter of the prior fiscal year due to increased staffing costs and changes in foreign exchange rates. Research and development expenses were at 21.6% of sales in comparison to 18.2% in the same quarter of last fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance, MIS, general administration functions and corporate expenses. In the current quarter, general and administration expenses totaled $5.8 million, an increase of $0.7 million or 13.9% from the $5.1 million incurred in the second quarter of the last fiscal year. The effect of inflation on costs, higher professional fees to ensure compliance with regulatory requirements and changes in foreign exchange rates mainly contributed to the increase in general and administration expenses. General and administrative expenses were 10.7% of sales in the current quarter, up from 9.4% in the same quarter of fiscal 2004.

Restructuring Charges

In the current quarter, the Company recorded restructuring charges totaling $3.5 million. In the previous quarter, the Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. This review resulted in a restructuring plan to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges relating to staffing costs in respect of 8 terminated employees, were recognized in the current quarter. There were no restructuring charges recorded in the comparable quarter of fiscal 2004.

Amortization of Intangibles

Amortization of intangibles consists of the amortization of intangibles with definite lives. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles decreased to $4.5 million in the current quarter, a decrease of $1.3 million, from $5.8 million in the second quarter of the last fiscal year. This decrease is due to certain intangibles becoming fully amortized.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended March 31, 2005 increased to $0.7 million from $0.3 million in the same period of the last fiscal year. This increase was due to the effect of a higher balance of available cash for investing as well as an increase in short-term interest rates. The Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased to 1.2% from 0.5% in the same quarter of the last fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Income Tax (Recovery) Expense

The Company had an income tax recovery for accounting purposes during the current quarter of $1.1 million on a loss before taxes of $2.3 million representing an effective tax rate of 46.6%. This high tax rate was primarily due to restructuring and other costs incurred in predominantly higher tax rate jurisdictions with this impact partially offset by the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 35%. In the comparable quarter in fiscal 2004, the Company had an income tax expense for accounting purposes of $1.8 million on income before income taxes of $3.9 million representing an effective rate of 46.9%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 37.5%.

Net (Loss) Income

Net loss for the quarter was $1.2 million compared to a net income of $2.1 million in the second quarter of the previous fiscal year.

Basic and Diluted Loss Per Share

Basic loss per share for the current quarter was $0.07 compared to basic earnings per share of $0.12 in the second quarter of fiscal 2004. The loss per share for the current quarter was based on a basic weighted average number of shares of 17.50 million versus a basic weighted average number of shares of
17.59 million in the same period of the prior fiscal year.

Diluted loss per share for the current quarter was also $0.07 based on a diluted weighted average number of shares of 17.50 million versus diluted earnings per share of $0.12 based on a diluted weighted average number of shares of 17.81 million in the second quarter of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


SIX MONTHS ENDED MARCH 31, 2005 COMPARED WITH SIX MONTHS ENDED MARCH 31,
2004

The following explanations should be read in conjunction with the above section comparing the three months ended March 31, 2005 to the three months ended March 31, 2004.

                                                     Six months ended           Six months ended          % change
(U.S. dollars in thousands, unaudited)                March 31, 2005             March 31, 2004          from fiscal
-------------------------------------------------------------------------------------------------------
                                                                                                          to   2004
                                                    Actual    % of Sales          Actual   % of Sales          2005
                                                  ------------------------      -----------------------  ------------

Sales                                             $ 108,156        100%         $ 104,671      100%          3.3%
Cost of sales                                        13,227       12.2%            11,960     11.4%         10.6%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                         94,929       87.8%            92,711     88.6%          2.4%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                46,942       43.4%            44,816     42.8%          4.7%
  Research and development                           22,399       20.7%            19,919     19.0%         12.5%
  General and administration                         11,780       10.9%            10,418     10.0%         13.1%
  Restructuring charges                               5,578        5.2%                 -        -           100%
  Other charges                                       5,340        4.9%                 -        -           100%
  Amortization of intangibles                         9,418        8.7%            11,974     11.5%        (21.3%)
---------------------------------------------------------------------------------------------------------------------
Total expenses                                      101,457       93.8%            87,127     83.3%         16.4%
---------------------------------------------------------------------------------------------------------------------
Operating (loss) income                              (6,528)      (6.0%)            5,584      5.3%       (216.9%)
Interest and other income, net                        1,269        1.2%               566      0.6%        124.2%
---------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                    (5,259)      (4.8%)            6,150      5.9%       (185.5%)
Income tax (recoverable)                             (2,317)      (2.1%)            5,379      5.2%       (143.1%)
---------------------------------------------------------------------------------------------------------------------
Net (loss) income                                 $  (2,942)      (2.7%)            $ 771      0.7%       (481.6%)
=====================================================================================================================

Basic earnings per share                           $  (0.17)                      $  0.04                 (525.0%)
=====================================================================================================================
Diluted earnings per share                         $  (0.17)                      $  0.04                 (525.0%)
=====================================================================================================================

Results of Operations

Sales of $108.2 million for the six months ended March 31, 2005 represent a 3.3% increase from $104.7 million for the six months ended March 31, 2004. There was a loss before income taxes of $5.3 million for the six months ended March 31, 2005, compared to an income before income taxes of $6.2 million in the same period of 2004. Net loss for the six months ended March 31, 2005 was $2.9 million, compared to a net income of $0.8 million in the comparable period of 2004. Basic loss per share and diluted loss per share were $0.17 for the current six month period, compared to a basic and diluted earnings per share of $0.04 in the same six months of last year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Sales

Year to date sales for the six month period ended March 31, 2005 were $108.2 million versus $104.7 million for the same period last year. Sales from the Company's two product families were:

                                         Six months ended      Six months ended
($US millions, unaudited)                 March 31, 2005        March 31, 2004      % change
                                                                                    from 2004
------------------------------------------------------------------------------------------------
Hummingbird Connectivity                       $  33.4               $  34.7           (3.8%)
Hummingbird Enterprise                            74.8                  70.0            6.8%
------------------------------------------------------------------------------------------------
                                               $ 108.2               $ 104.7            3.3%
================================================================================================

For the current six month period Hummingbird Connectivity sales were $33.4 million versus $34.7 million in the previous year. For the latest six month period Hummingbird Enterprise sales were $74.8 million or $4.8 million higher than the $70.0 million recorded last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown due to weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a continued selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. For the six months ended March 31, 2005, costs of sales increased by $1.2 million or 10.6% to $13.2 million from $12.0 million in the six months ended March 31, 2004. The increase is mainly caused by higher third party software and service costs. Cost of sales were 12.2% of sales in the six months ended March 31, 2005 compared to 11.4% in the same period of last year.

Gross Profit

For the latest six month period, gross profit was $94.9 million compared to $92.7 million for the same period in the previous year, representing an increase of $2.2 million. This improvement was primarily due to higher sales during the six months ended March 31, 2005. Gross profit was 87.8% of sales in the current six month period, lower than 88.6% in the comparative six month period.

Sales and Marketing Expenses

Sales and marketing costs of $46.9 million were 43.4% of sales in the six months ended March 31, 2005, compared to $44.8 million or 42.8% of sales in the first six months of the previous year. Sales and marketing expenses were $2.1 million or 4.7% higher in the current six month period versus the comparable period a year ago. The increase is partly due to higher sales compensation and related costs, as well as, the changes in foreign exchange rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Research and Development Expenses

Research and development expenses in the six months ended March 31, 2005 of $22.4 million have increased by 12.5% from the $19.9 million incurred in the first six months of last year. For the current six month period, research and development expenses were 20.7% of sales, higher than the 19.0% in the same period of 2004. The increase is due to increased staffing costs and changes in foreign exchange rates.

General and Administration Expenses

In the six months ended March 31, 2005, general and administration expenses totaled $11.8 million, an increase of $1.4 million or 13.1% from the $10.4 million incurred in the first six months of last year. The effect of inflation on costs, higher professional fees to ensure compliance with regulatory requirements and changes in foreign exchange rates mainly contributed to the increase in general and administration expenses. General and administrative expenses were 10.9% of sales in the six months ended March 31, 2005, slightly higher from 10.0% in the comparable period last year.

Restructuring Charges

In the six months ended March 31, 2005, the Company recorded restructuring charges totaling $5.6 million. The Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges relating to staffing costs in respect of 36 terminated employees, were recognized. There were no restructuring charges recorded in the comparable period of fiscal 2004.

Other Charges

In the six months ended March 31, 2005, the Company recorded other costs of $5.3 million. These costs were comprised of $0.5 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, $4.1 million relating to retiring allowances and special payments provided to certain senior management, and $0.7 million relating to corporate acquisition and other development initiatives. There were no other charges recorded in the comparable period of fiscal 2004.

Amortization of Intangibles

In the six months ended March 31, 2005, amortization of intangibles decreased to $9.4 million compared to $12.0 million in the six months ended March 31, 2004. This decrease is due to certain intangibles becoming fully amortized.

Interest and Other Income, Net

In the six months ended March 31, 2005, interest and other income was higher at $1.3 million compared to $0.6 million in the first six months of last fiscal year. This increase was due to the effect of a higher balance of available cash for investing as well as an increase in short-term interest rates. The Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current six months period increased to 1.2% from 0.6% in the same period of the last fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Income Tax (Recovery) Expense

In the six months ended March 31, 2005, the Company had an income tax recovery for accounting purposes of $2.3 million on a loss before income taxes of $5.3 million, representing an effective tax rate of 44.1%. This high tax rate was primarily due to restructuring and other costs incurred in predominantly higher tax rate jurisdictions with this impact partially offset by the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 35%. In the comparable period in fiscal 2004, the Company had a tax expense for accounting purposes of $5.4 million on income before income taxes of $6.2 million, representing an effective tax rate of 87.5%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense for the six month period ended March 31, 2004 was a deferred tax charge of $2.1 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 37.7%.

Net (Loss) Income

In the six months ended March 31, 2005, net loss was $2.9 million compared to a net income of $0.8 million in the six months ended March 31, 2004.

Basic and Diluted Earnings Per Share

Basic and diluted loss per share for the six months ended March 31, 2005 was $0.17 compared to a basic and diluted earnings per share of $0.04 in the corresponding period of last year. The loss per share for the latest six month period was based on a basic and diluted weighted average number of shares of
17.48 million, whereas, the earnings per share in the comparable period of the prior year was based on a basic weighted average number of shares of 17.57 million and a diluted weighted average number of shares of 17.75 million.

Liquidity and Capital Resources

(U.S. dollars in thousands)
---------------------------------------------------------------------------------------------------------------
                                                             As at
                                                         March 31, 2005           As at             % change
                                                          (unaudited)       September 30, 2004     from 2004
                                                      ---------------------------------------------------------
Working capital                                             $ 106,836              $104,098            2.6%
Cash and cash equivalents, and short-term investments         129,083               130,486           (1.1%)
---------------------------------------------------------------------------------------------------------------

Working capital for the Company increased to $106.9 million at March 31, 2005 from $104.1 million at September 30, 2004.

The Company had cash and cash equivalents, and short-term investments of $129.1 million as at March 31, 2005 compared to $130.5 million as at September 30, 2004. At the end of the current period the Company has all of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days.

The Company had an operating cash outflow of $4.8 million during the current quarter, compared to an operating cash inflow of $3.7 million in the same quarter of the last fiscal year due in a large part to the timing of certain income tax payments and refunds, payments made with respect to restructuring and other charges, and prepaid expense items and the impact of deferred revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Capital expenditures decreased to $0.6 million in the current quarter from $1.0 million in the second quarter of the previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

The Company has issued and outstanding common shares totaling 17,510,488 at March 31, 2005 (September 30, 2004 - 17,448,279). The Company received $0.4 million from employees exercising their stock options in the current quarter compared to $1.8 million in the quarter ended March 31, 2004. This was the only change in share capital during the quarter ended March 31, 2005.

The Company has not paid any dividends during the current quarter or during the fiscal year ended September 30, 2004. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Financial Position

Cash and cash equivalents plus short-term investments decreased as at March 31, 2005 by $1.4 million to $129.1 million compared to $130.5 million as at September 30, 2004. There were no investments classified as short-term investments as at March 31, 2005.

Accounts receivable were $58.8 million at the end of the current quarter compared to $57.6 million as at September 30, 2004, representing an increase of $1.2 million.

Accounts payable and accrued liabilities were $25.2 million as at March 31, 2005, $4.8 million higher than the balance of $20.4 million as at September 30, 2004. This increase was mainly due to the restructuring and other charges incurred during the quarter and the timing of the settlement of outstanding amounts.

Income taxes of $0.9 million were recoverable as at March 31, 2005, while income taxes of $7.2 million were payable as at September 30, 2004. This change was primarily due to the final payment of the taxes payable for the September 30, 2004 taxation year.

Deferred revenue as at March 31, 2005 was $67.8 million versus $65.5 million as at September 30, 2004, an increase of $2.3 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at March 31, 2005, the Company had other long-term liabilities totaling $1.1 million, compared to the $1.3 million at September 30, 2004. Other long-term liabilities consists of the following:

                                                  March 31, 2005  September 30,
(U.S. dollars in thousands)                        (unaudited)        2004
-------------------------------------------------------------------------------

Lease inducements                                   $   208        $   255
Retention money                                         831            831
Long-term debt                                          103            164
-------------------------------------------------------------------------------
                                                    $ 1,142        $ 1,250
===============================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


The retention money relates to the Valid acquisition, noted under the acquisition history section, and is payable to the former shareholders of Valid in January 2006.

Long-term debt is comprised of various capital lease obligations for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly instalments of principal and interest totaling $8 thousand, expiring over the next one to two years and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of March 31, 2005.


(U.S. dollars in thousands, unaudited)
---------------------------------------------------------------------------------------------------------------
                                         Payments due by period
---------------------------------------------------------------------------------------------------------------
                                                                  Less than      1 to 3     4 to 5
                                                          Total      1 year       years      years   Thereafter
---------------------------------------------------------------------------------------------------------------
Long-term debt                                         $    103     $    78    $     25    $     -     $     -
Lease inducements                                           208         112          96          -           -
Retention money on prior year acquisition                   831         831             -        -           -
---------------------------------------------------------------------------------------------------------------
                                                          1,142       1,021         121          -           -
Operating leases                                         26,361       6,696      13,362      4,520       1,783
---------------------------------------------------------------------------------------------------------------
Total contractual cash obligations                     $ 27,503     $ 7,717    $ 13,483    $ 4,520     $ 1,783
===============================================================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of and for the three months ended June 30, 2003 through March 31, 2005 are derived from our unaudited interim condensed consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with U.S. GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                         Three months ended
                                 --------------------------------------------------------------------------------------------------
Selected Consolidated
Statements of Income Data          June 30,    Sept.30,    Dec.31,     Mar.31,    June 30,   Sept.30,     Dec.31,     Mar.31,
(Unaudited)                          2003       2003        2003        2004        2004       2004        2004        2005
                                   --------    --------   --------    --------    --------   --------    --------    --------
(U.S. dollars in thousands,
    except per share data)
Sales                             $ 48,105   $ 53,381     $ 50,007   $ 54,664   $ 56,227    $ 59,326    $ 53,900    $ 54,256
Net income (loss)                    1,380     (1,442)      (1,297)     2,068      2,368       3,732      (1,729)     (1,213)
Diluted earnings (loss) per share     0.08      (0.08)       (0.07)      0.12       0.13        0.21       (0.10)      (0.07)
Diluted WA* shares outstanding      17,739     17,568       17,551     17,811     17,740      17,566      17,464      17,500


Selected Consolidated Statements
of Income Data                                           Years ended September 30,
                                                  -------------------------------------
                                                     2002          2003          2004
                                                  ---------     ---------     ---------
(U.S. dollars in thousands,
    except per share data)
Sales                                             $ 180,400     $ 192,583     $ 220,224
Net (loss) income                                    (2,914)        3,720         6,871
Diluted (loss) earnings per share                     (0.16)         0.21          0.39
Diluted WA* shares outstanding                       18,305        17,928        17,720

* - Weighted average, in thousands




                                                                               As at
                                     ---------------------------------------------------------------------------------------------
Consolidated Balance Sheets Data      June 30,   Sept.30,    Dec.31,     Mar.31,     June.30,    Sept.30,    Dec.31,     Mar.31,
(U.S. dollars in thousands)             2003       2003        2003        2004        2004        2004        2004         2005
                                     --------    --------    --------    --------    --------    --------    --------    --------
                                   (unaudited)             (unaudited) (unaudited) (unaudited)             (unaudited) (unaudited)
Cash, cash equivalents and            111,205    104,008     115,571     116,907     127,041     130,486     134,165     129,083
    short-term investments
Working capital                       108,389     88,520      93,406      96,194     101,886     104,098     105,671     106,836
Total assets                          356,565    365,790     366,474     368,442     367,734     371,650     371,489     365,344
Other long-term liabilities             1,584      3,423       3,324       1,370       1,353       1,250       1,191       1,142
Shareholders' equity                  265,313    261,527     260,539     263,185     264,177     265,920     265,029     264,208

The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue has always been down from the fourth quarter of the previous year.

As described in detail under acquisition history, during fiscal 2003 the Company acquired four companies. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have increased revenues. There was a corresponding increase in operating costs and amortization expense associated with the acquisitions.

The Company's annual share repurchase program has resulted in a steady reduction in the number of weighted average shares outstanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but lowered in the last half of fiscal 2003 with cash being used to complete the acquisitions. Other long-term liabilities increased as obligations were assumed with the acquisitions, and have since been paid down with available cash.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


RESULTS OF OPERATIONS IN ACCORDANCE WITH CANADIAN GAAP

Three months ended March 31, 2005 compared with three months ended March
31, 2004

                                                       Quarter ended            Quarter ended           % change
(U.S. dollars in thousands, unaudited)                 March 31, 2005          March 31, 2004          from fiscal
----------------------------------------------------------------------------------------------------
                                                                                              % of           2004
                                                    Actual    % of Sales          Actual      Sales      to  2005
                                                -------------------------    ----------------------- -------------

Sales                                              $ 54,256        100%          $ 54,664      100%         (0.7%)
Cost of sales                                         6,498       12.0%             6,245     11.4%          4.1%
------------------------------------------------------------------------------------------------------------------------
Gross profit                                         47,758       88.0%            48,419     88.6%         (1.4%)
------------------------------------------------------------------------------------------------------------------------
Expenses
 Sales and marketing                                 25,548       47.1%            23,976     43.9%          6.6%
 Research and development                            11,347       20.9%             9,457     17.2%         20.0%
 General and administration                           6,013       11.1%             5,114      9.4%         17.6%
 Restructuring charges                                3,485        6.4%                 -        -           100%
 Amortization of intangibles                          5,290        9.7%             6,550     12.0%        (19.2%)
------------------------------------------------------------------------------------------------------------------------
Total expenses                                       51,683       95.2%            45,097     82.5%         14.6%
------------------------------------------------------------------------------------------------------------------------
Operating (loss) income                              (3,925)      (7.2%)            3,322      6.1%       (218.2%)
Interest and other income, net                          655       1. 2%               309      0.5%        112.0%
------------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                    (3,270)      (6.0%)            3,631      6.6%       (190.1%)
Income tax (recovery) expense                          (720)      (1.3%)            2,082      3.8%       (134.6%)
------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                  $ (2,550)      (4.7%)          $ 1,549      2.8%       (264.6%)
------------------------------------------------------------------------------------------------------------------------

Basic (loss) earnings per share                    $  (0.15)                      $  0.09                 (266.7%)
------------------------------------------------------------------------------------------------------------------------
Diluted (loss) earnings per share                   $ (0.15)                      $  0.09                 (266.7%)
------------------------------------------------------------------------------------------------------------------------

Results of Operations

Sales for the quarter ended March 31, 2005 were $54.3 million, representing a 0.7% decrease from $54.7 million for the quarter ended March 31, 2004. Loss before income taxes was $3.3 million for the current quarter, compared to income before income taxes of $3.6 million in the same period of the last fiscal year. Net loss for the quarter ended March 31, 2005 was $2.6 million, compared to net income of $1.5 million in the first quarter of the last fiscal year. Basic and diluted loss per share were $0.15 for the current quarter compared to basic and diluted earnings per share of $0.09 in the same quarter of the last fiscal year.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Sales for the quarter ended March 31, 2005 were $54.3 million versus $54.7 million a year ago. Sales from the Company's two product families were:


(U.S. dollars in millions, unaudited)     Quarter ended        Quarter ended       % change
                                          March 31, 2005      March 31, 2004       from 2004
-------------------------------------------------------------------------------------------------

Hummingbird Connectivity                      $  16.1              $  17.8           (9.4%)
Hummingbird Enterprise                           38.2                 36.9            3.4%
-------------------------------------------------------------------------------------------------
                                               $ 54.3              $  54.7           (0.7%)
=================================================================================================

Hummingbird Connectivity sales for the current quarter were $16.1 million versus $17.8 million in the second quarter of the previous year. The current quarter's sales of the company's Hummingbird Enterprise sales were $38.2 million compared to $36.9 million recorded in the second quarter of the last fiscal year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown due to weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a continued selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Costs of sales increased to $6.5 million in the current quarter compared to $6.2 million in the second quarter of the last fiscal year. As a percentage of sales, the current quarter's cost of sales at 12.0% was higher than the 11.4% in the same period in the fiscal year 2004.

Gross Profit

Gross profit decreased by 1.4% or $0.6 million to $47.8 million in the second quarter of the current fiscal year compared to $48.4 million in same period of last year. Gross profit was 88.0% of sales in the current quarter, lower than the 88.6% in the quarter ended March 31, 2004.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $25.5 million from $24.0 million partly due to higher sales compensation and related costs, changes in foreign exchange rates and the inclusion of stock-based compensation expense in the current quarter. Sales and marketing expenses were 47.1% of sales in the current quarter, higher than the 43.9% in the same period of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out in generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $11.3 million and have increased by 20.0% from the $9.5 million in the second quarter of the prior fiscal year due to increased staffing costs, changes in foreign exchange rates and the inclusion of stock-based compensation expense in the current quarter. Research and development expenses increased in the latest quarter to 20.9% of sales in comparison to 17.2% of sales in the same quarter of last fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance, MIS, general administration functions and corporate expenses. In the current quarter, general and administration expenses totaled $6.0 million, an increase of $0.9 million or 17.6% from the $5.1 million incurred in the second quarter of the last fiscal year. The effect of inflation on costs, higher professional fees to ensure compliance with regulatory requirements, changes in foreign exchange rates and the inclusion of stock-based compensation expense mainly contributed to the increase in general and administration expenses in the current quarter. General and administrative expenses were 11.1% of sales in the current quarter, up from 9.4% in the same quarter of fiscal 2004.

Restructuring Charges

In the current quarter, the Company recorded restructuring charges totaling $3.5 million. In the previous quarter, the Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. This review, resulted in a restructuring plan to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges relating to staffing costs in respect of 8 terminated employees, were recognized in the current quarter. There were no restructuring charges recorded in the comparable quarter of fiscal 2004.

Amortization of Intangibles

Amortization of intangibles consists of the amortization of intangibles with definite lives. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles decreased to $5.3 million in the current quarter, a decrease of $1.3 million, from $6.6 million in the second quarter of the last fiscal year. This decrease is due to certain intangibles becoming fully amortized.


Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended March 31, 2005 increased to $0.7 million from $0.3 million in the same period of the last fiscal year. This increase was due to the effect of a higher balance of available cash for investing as well as an increase in short-term interest rates. The Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased to 1.2% from 0.5% in the same quarter of the last fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Income Tax (Recovery) Expense

The Company had an income tax recovery for accounting purposes during the current quarter of $0.7 million on a loss before taxes of $3.3 million representing an effective tax rate of 22.0%. This low tax rate was primarily due to the non-deductibility of the stock-based compensation expense and the non-deductibility of the amortization of intangibles arising largely from acquisitions with the impact of these items partially offset by restructuring and other costs occurring predominantly in higher tax rate jurisdictions. Excluding these impacts, the effective tax rate would have been 41.2%. In the comparable quarter in fiscal 2004, the Company had an income tax expense for accounting purposes of $2.1 million on income before income taxes of $ 3.6 million representing an effective rate of 57.3%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 40.7%.

Stock-based Compensation Expense

For the three months ended March 31, 2005, the Company expensed $0.8 million related to stock options granted to employees. This expense has been allocated across departments based on the approximate employee ownership of the stock options outstanding.

The Company applied this new standard for recognizing stock-based compensation expense retroactively without restatement of prior periods and, as such, there is no similar expense recorded in the quarter ended March 31, 2004.

Net (Loss) Income

Net loss for the quarter was $2.6 million compared to a net income of $1.5 million in the second quarter of the previous fiscal year.

Basic and Diluted Loss Per Share

Basic loss per share for the current quarter was $0.15 compared to basic earnings per share of $0.09 in the second quarter of fiscal 2004. The loss per share for the current quarter was based on a basic weighted average number of shares of 17.50 million versus a basic weighted average number of shares of
17.59 million in the same period of the prior fiscal year.

Diluted loss per share for the current quarter was also $0.15 based on a diluted weighted average number of shares of 17.50 million versus diluted earnings per share of $0.09 based on a diluted weighted average number of shares of 17.81 million in the second quarter of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


SIX MONTHS ENDED MARCH 31, 2005 COMPARED WITH SIX MONTHS ENDED MARCH 31,
2004

The following explanations should be read in conjunction with the above section comparing the three months ended March 31, 2005 to the three months ended March 31, 2004.

                                                     Six months ended           Six months ended          % change
(U.S. dollars in thousands, unaudited)                March 31, 2005             March 31, 2004          from fiscal
-------------------------------------------------------------------------------------------------------
                                                                                                          to   2004
                                                    Actual    % of Sales          Actual   % of Sales          2005
                                                  ------------------------      -----------------------  ------------

Sales                                             $ 108,156        100%         $ 104,671      100%          3.3%
Cost of sales                                        13,335       12.3%            11,960     11.4%         11.5%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                         94,821       87.7%            92,711     88.6%          2.3%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                47,669       44.1%            44,816     42.8%          6.4%
  Research and development                           21,838       20.2%            18,869     18.0%         15.7%
  General and administration                         12,198       11.3%            10,418     10.0%         17.1%
  Restructuring charges                               5,578        5.2%                 -        -           100%
  Other charges                                       5,340        4.9%                 -        -           100%
  Amortization of intangibles                        10,995       10.2%            13,548     13.0%        (18.8%)
---------------------------------------------------------------------------------------------------------------------
Total expenses                                      103,618       95.9%            87,651     83.8%        18.2%
---------------------------------------------------------------------------------------------------------------------
Operating (loss) income                              (8,797)      (8.2%)            5,060      4.8%       (273.9%)
Interest and other income, net                        1,269        1.2%               566      0.6%        124.2%
---------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                    (7,528)      (7.0%)            5,626      5.4%       (233.8%)
Income tax (recoverable) expense                     (1,721)      (1.6%)            6,106      5.9%       (128.2%)
---------------------------------------------------------------------------------------------------------------------
Net (loss) income                                 $  (5,807)      (5.4%)         $   (480)    (0.5%)     (1109.8%)
=====================================================================================================================

Basic (loss) earnings per share                   $   (0.33)                     $  (0.03)               (1000.0%)
=====================================================================================================================
Diluted (loss) earnings per share                 $   (0.33)                     $  (0.03)               (1000.0%)
=====================================================================================================================

Results of Operations

Sales of $108.2 million for the six months ended March 31, 2005 represent a 3.3% increase from $104.7 million for the six months ended March 31, 2004. There was a loss before income taxes of $7.5 million for the six months ended March 31, 2005, compared to an income before income taxes of $5.6 million in the same period of 2004. Net loss for the six months ended March 31, 2005 was $5.8 million, compared to a net loss of $0.5 million in the comparable period of 2004. Basic loss per share and diluted loss per share were $0.33 for the current six month period, compared to a basic and diluted loss per share of $0.03 in the same six months of last year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Sales

Year to date sales for the six month period ended March 31, 2005 were $108.2 million versus $104.7 million for the same period last year. Sales from the Company's two product families were:

                             Six months ended   Six months ended     % change
($US millions, unaudited)     March 31, 2005     March 31, 2004      from 2004
--------------------------------------------------------------------------------

Hummingbird Connectivity           $   33.4           $   34.7           (3.8%)
Hummingbird Enterprise                 74.8               70.0            6.8%
--------------------------------------------------------------------------------
                                   $  108.2           $  104.7            3.3%
================================================================================

For the current six month period Hummingbird Connectivity sales were $33.4 million versus $34.7 million in the previous year. For the latest six month period Hummingbird Enterprise sales were $74.8 million or $4.8 million higher than the $70.0 million recorded last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown due to weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a continued selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. For the six months ended March 31, 2005, costs of sales increased by $1.3 million or 11.5% to $13.3 million from $12.0 million in the six months ended March 31, 2004. The increase is mainly caused by higher third party software and service costs. Cost of sales were 12.3% of sales in the six months ended March 31, 2005 compared to 11.4% in the same period of last year.

Gross Profit

For the latest six month period, gross profit was $94.8 million compared to $92.7 million for the same period in the previous year, representing an increase of $2.1 million. This improvement was primarily due to higher sales during the six months ended March 31, 2005. Gross profit was 87.7% of sales in the current six month period, lower than 88.6% in the comparative six month period.

Sales and Marketing Expenses

Sales and marketing costs of $47.7 million were 44.1% of sales in the six months ended March 31, 2005, compared to $44.8 million or 42.8% of sales in the first six months of the previous year. Sales and marketing expenses were $2.9 million or 6.4% higher in the current six month period versus the comparable period a year ago. The increase is partly due to higher sales compensation and related costs, changes in foreign exchange rates and the inclusion of stock-based compensation expense in the current six month period.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Research and Development Expenses

Research and development expenses in the six months ended March 31, 2005 of $21.8 million have increased by 15.7% from the $18.9 million incurred in the first six months of last year. For the current six month period, research and development expenses were 20.2% of sales, compared to 18.0% of sales in the comparable period of 2004. The increase is due to increased staffing costs, changes in foreign exchange rates and the inclusion of stock-based compensation expense in the current six month period.

General and Administration Expenses

In the six months ended March 31, 2005, general and administration expenses totaled $12.2 million, an increase of $1.8 million or 17.1% from the $10.4 million incurred in the first six months of last year. The effect of inflation on costs, higher professional fees to ensure compliance with regulatory requirements, changes in foreign exchange rates and the inclusion of stock-based compensation expense mainly contributed to the increase in general and administration expenses in the current six month period. General and administrative expenses were 11.3% of sales in the six months ended March 31, 2005, up from 10.0% in the comparable period last year.

Restructuring Charges

In the six months ended March 31, 2005, the Company recorded restructuring charges totaling $5.6 million. The Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges relating to staffing costs in respect of 36 terminated employees, were recognized. There were no restructuring charges recorded in the comparable period of fiscal 2004.

Other Charges

In the six months ended March 31, 2005, the Company recorded other costs of $5.3 million. These costs were comprised of $0.5 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, $4.1 million relating to retiring allowances and special payments provided to certain senior management, and $0.7 million relating to corporate acquisition and other development initiatives. There were no other charges recorded in the comparable quarter of fiscal 2004.

Amortization of Intangibles

In the six months ended March 31, 2005, amortization of intangibles decreased to $11.0 million compared to $13.5 million in the six months ended March 31, 2004. This decrease is due to certain intangibles becoming fully amortized.


Interest and Other Income, Net

In the six months ended March 31, 2005, interest and other income was higher at $1.3 million compared to $0.6 million in the first six months of last fiscal year. This increase was due to the effect of a higher balance of available cash for investing as well as an increase in short-term interest rates. The Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased to 1.2% from 0.6% in the same period of the last fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Income Tax (Recovery) Expense

In the six months ended March 31, 2005, the Company had an income tax recovery for accounting purposes of $1.7 million on a loss before income taxes of $7.5 million, representing an effective tax rate of 22.9%. This low tax rate was primarily due to the non-deductibility of the stock-based compensation expense and the non-deductibility of the amortization of intangibles arising largely from acquisitions with the impact of these items partially offset by restructuring and other costs incurring predominantly in higher tax rate jurisdictions. Excluding these impacts, the effective tax rate would have been 39.5%. In the comparable period in fiscal 2004, the Company had a tax expense for accounting purposes of $6.1 million on income before income taxes of $5.6 million, representing an effective tax rate of 108.5%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense for the six month period ended March 31, 2004 was a deferred tax charge of $2.4 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 41.1%.

Stock-based Compensation Expense

For the six months ended March 31, 2005, the Company expensed $1.8 million related to stock options granted to employees. This expense has been allocated across departments based on the approximate employee ownership of the stock options outstanding.

The Company applied this new standard for recognizing stock-based compensation expense retroactively without restatement of prior periods and, as such, there is no similar expense recorded in the six months ended March 31, 2004.

Net (Loss) Income

For the six months ended March 31, 2005 net loss was $5.8 million, compared to a net loss of $0.5 million for the six months ended March 31, 2004.

Basic and Diluted (Loss) Earnings Per Share

Basic and diluted loss per share for the six months ended March 31, 2005 was $0.33 compared to a basic and diluted loss per share of $0.03 in the corresponding period of last year. The loss per share for the latest six month period was based on both a basic and diluted weighted average number of shares of 17.48 million, whereas, the earnings per share in the comparable period of the prior year was based on both basic and diluted weighted average number of shares of 17.57 million.

Liquidity and Capital Resources

(U.S. dollars in thousands)
-----------------------------------------------------------------------------------------------------
                                                      As at
                                                 March 31, 2005           As at             % change
                                                  (Unaudited)       September 30, 2004     from 2004
                                              -------------------------------------------------------
Working capital                                   $ 106,836              $104,098             2.6%
Cash and cash equivalents, and short-term           129,083               130,486            (1.1%)
investments
-----------------------------------------------------------------------------------------------------

Working capital for the Company increased to $106.9 million at March 31, 2005 from $104.1 million at September 30, 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


The Company had cash and cash equivalents, and short-term investments of $129.1 million as at March 31, 2005 compared to $130.5 million as at September 30, 2004. At the end of the current period the Company has all of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days.

The Company had an operating cash outflow of $4.8 million during the current quarter, compared to an operating cash inflow of $3.7 million in the same quarter of the last fiscal year due in a large part to the timing of certain income tax payments and refunds, payments made with respect to restructuring and other charges, and prepaid expense items and the impact of deferred revenue.

Capital expenditures decreased to $0.6 million in the current quarter from $1.0 million in the second quarter of the previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

The Company has issued and outstanding common shares totaling 17,510,488 at March 31, 2005 (September 30, 2004 - 17,448,279). The Company received $0.4 million from employees exercising their stock options in the current quarter compared to $1.8 million in the quarter ended March 31, 2004. This was the only change in share capital during the quarter ended March 31, 2005.

The Company has not paid any dividends during the current quarter or during the fiscal year ended September 30, 2004. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Financial Position

Cash and cash equivalents plus short-term investments decreased as at March 31, 2005 by $1.4 million to $129.1 million compared to the cash and cash equivalents plus short-term investments balance of $130.5 million as at September 30, 2004. There were no investments classified as short-term investments as at March 31, 2005.

Accounts receivable were $58.8 million at the end of the current quarter compared to $57.6 million as at September 30, 2004, representing an increase of $1.2 million.

Accounts payable and accrued liabilities were $25.2 million as at March 31, 2005, $4.8 million higher than the balance of $20.4 million as at September 30, 2004. This increase was mainly due to the restructuring and other charges incurred during the quarter and the timing of the settlement of outstanding amounts.

Income taxes of $0.9 million were recoverable as at March 31, 2005, while income taxes of $7.2 million were payable as at September 30, 2004. This change was primarily due to the final payment of the taxes payable for the September 30, 2004 taxation year.

Deferred revenue as at March 31, 2005 was $67.8 million versus $65.5 million as at September 30, 2004, an increase of $2.3 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


As at March 31, 2005, the Company had other long-term liabilities totaling $1.1 million, compared to the $1.3 million at September 30, 2004. Other long-term liabilities consists of the following:

                                                  March 31, 2005  September 30,
(U.S. dollars in thousands)                         (unaudited)        2004
-------------------------------------------------------------------------------

Lease inducements                                   $   208      $    255
Retention money
                                                        831           831
Long-term debt
                                                        103           164
-------------------------------------------------------------------------------
                                                    $ 1,142      $  1,250
===============================================================================

The retention money relates to the Valid acquisition, noted under the acquisition history section, and is payable to the former shareholders of Valid in January 2006.

Long-term debt is comprised of various capital lease obligations for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly instalments of principal and interest totaling $8 thousand, expiring over the next one to two years and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of March 31, 2005.


(U.S. dollars in thousands, unaudited)
----------------------------------------------------------------------------------------------------------
                                                        Payments due by period
----------------------------------------------------------------------------------------------------------
                                                             Less than      1 to 3     4 to 5
                                                     Total      1 year       years      years  Thereafter
----------------------------------------------------------------------------------------------------------
Long-term debt                                    $    103     $    78    $     25     $    -    $      -
Lease inducements                                      208         112          96          -           -
Retention money on prior year acquisition              831         831           -          -           -
----------------------------------------------------------------------------------------------------------
                                                     1,142       1,021         121          -           -
Operating leases                                    26,361       6,696      13,362      4,520       1,783
-----------------------------------------------------------------------------------------------------------
Total contractual cash obligations                $ 27,503     $ 7,717    $ 13,483     $4,520    $  1,783
==========================================================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Selected Historical Consolidated Financial Data

The selected consolidated financial data as of and for the three months ended June 30, 2003 through March 31, 2005 are derived from our unaudited interim condensed consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with Canadian GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                       Three Months Ended
                                    ------------------------------------------------------------------------------------------
Selected Consolidated Statements     June 30,   Sept.30,    Dec.31,    Mar.31,   June.30,    Sept.30,    Dec.31,      Mar.31,
of Income Data (Unaudited)             2003       2003       2003       2004       2004        2004       2004         2005
(U.S. dollars in thousands,         ---------  ---------   --------   --------  ---------   ---------   --------     ---------
   except per share data)
Sales                               $ 48,105   $ 53,381   $ 50,007   $ 54,664   $ 56,227    $ 59,326    $ 53,900    $ 54,256
Net income (loss)                        984      1,154     (2,029)     1,549     1, 850       3,395      (3,257)     (2,550)
Diluted earnings (loss) per share       0.06       0.07      (0.12)      0.09       0.10        0.19       (0.19)      (0.15)
Diluted WA* shares outstanding        17,739     17,641     17,551     17,811     17,740      17,566      17,464      17,500





Selected Consolidated Statements                 Years Ended September 30,
 of Income Data                               2002         2003         2004
(U.S. dollars in thousands,               -----------  ----------   -----------
except per share data)

Sales                                      $ 180,400    $ 192,583   $ 220,224
Net (loss) income                             (6,398)       5,378       4,765
Diluted (loss) earnings per share              (0.35)        0.30        0.27
Diluted WA* shares outstanding                18,305       17,928      17,720

* - Weighted average, in thousands




                                                                            As at
                                  ----------------------------------------------------------------------------------------------
Consolidated Balance Sheets Data    June 30,   Sept.30,    Dec.31,    Mar.31,     June.30,    Sept.30,    Dec.31,      Mar.31,
(U.S. dollars in thousands,           2003       2003       2003       2004         2004        2004       2004         2005
                                  ----------  ---------  ----------  ---------   ----------  ----------   --------    ----------
                                  (unaudited)            (unaudited) (unaudited) (unaudited)            (unaudited)  (unaudited)

Cash, cash equivalents and
   short-term investments           111,205    104,008      115,571    116,907    127,041     130,486     134,165      129,083
Working capital                     108,389     88,520       93,406     96,194    101,886     104,098     105,671      106,836
Total assets                        336,284    348,907      348,804    349,985    348,491     351,770     350,820      343,887
Other long-term liabilities           1,584      3,423        3,324      1,370      1,353       1,250      1, 191        1,142
Shareholders' equity                242,165    240,975      239,255    241,382    241,856     243,262     241,848      240,502


The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue has always been down from the fourth quarter of the previous year.

As described in detail under acquisition history, during fiscal 2003 the Company acquired four companies. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have increased revenues. There was a corresponding increase in operating costs and amortization expense associated with the acquisitions.

As described under critical accounting policies and estimates, beginning October 1, 2004 the Company now records stock-based compensation as an expense. Stock-based compensation is not recorded in the results of operations for periods prior to this.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




The Company's annual share repurchase program has resulted in a steady reduction in the number of weighted average shares outstanding.

The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but lowered in the last half of fiscal 2003 with cash being used to complete the acquisitions. Other long-term liabilities increased as obligations were assumed with the acquisitions, and have since been paid down with available cash.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



OUTLOOKS, RISKS AND UNCERTAINTIES THAT COULD AFFECT FUTURE RESULTS

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

o    identifying underserved segments of the market;
o    developing products that solve a prevalent business problem;
o communicating the value proposition of its products to the appropriate audience;
o    effectively combining direct and partner-influenced distribution; and
o    ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, particularly with respect to any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Management of Growth and Integration of Acquisitions

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

Foreign Currency Risk

The Company operates internationally, and accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of its worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 31% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the ECM market with our Hummingbird Enterprise family of products, which is an evolving and growing business. The future liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Potential Fluctuations in Quarterly Operating Results

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights

The Company operates in an international environment with approximately 45% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Financial Instruments

The Company did not enter into any derivative contracts during the six months ended March 31, 2005 or during the fiscal year ended September 30, 2004. As at March 31, 2005 and September 30, 2004 there were no outstanding derivative instruments.

Related Party Transactions

The Company has not engaged in any transactions that would be considered related party transactions.

Recent Accounting Pronouncements

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. There was no impact on the results of operations from the adoption of this pronouncement. In June 2003, the CICA issued standards similar to FIN 46, effective for 2005.


In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. There was no impact on the results of operations from the adoption of this pronouncement.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Effective January 1, 2002, the Company adopted the new recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Prior to October 1, 2004, as permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, included the required pro forma disclosure as if this method had been applied for options granted from October 1, 2002 onward. Beginning October 1, 2004, the Company adopted the recommendations of the revised Section 3870, and has applied the recommendations of this Section retroactively without restatement. The adoption of this Section resulted in opening retained earnings as at October 1, 2004 being decreased to reflect the expensing of the fair value of $45.1 million for awards granted on or after October 1, 1995. For the six months ended March 31, 2005, the Company expensed $1.8 million related to stock options granted to employees.


In 2004, FASB revised SFAS No.123 (SFAS 123R), Share-Based Payment, which received approval in January 2005 and will require the Company to adopt this standard for year ends beginning on or after June 15, 2005 which requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, included the required pro forma disclosure as if this method had been applied for options granted. Beginning October 1, 2005, the Company will adopt the recommendations of the revised SFAS 123R, and apply the recommendations of this pronouncement retroactively without restatement.

                                                                     Document 5

                                 Form 52-109FT2
                        Certification of Interim Filings



I, A. Barry Litiwn as President and Chief Executive Officer, certify that:

    1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and six months ended March 31, 2005;

    2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

    3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - May 10, 2005



/s/ A. BARRY LITWIN
-----------------------------------
President and Chief Executive Officer

                                 Form 52-109FT2
                        Certification of Interim Filings



I, Inder P.S. Duggal as Chief Financial Officer, certify that:

      1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and six months ended March 31, 2005;

      2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

      3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - May 10, 2005





/s/ INDER P.S. DUGGAL
-------------------------
Chief Financial Officer

                                                                     Document 6

Hummingbird
[Logo Graphic Omitted]

                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

                   HUMMINGBIRD REPORTS SECOND QUARTER FY2005
                        FINANCIAL AND OPERATING RESULTS


           Total Sales of $54.3 Million; Hummingbird Enterprise Sales
                          up 3.4%; Adjusted EPS $0.21

Toronto - April 26, 2005 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a leading global provider of integrated enterprise content management (ECM) solutions, today reported its consolidated results for the second quarter ended March 31, 2005. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

----------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                                            U.S. GAAP
(millions of U.S dollars except share data)

                                                     Three Months Ended                  Six Months Ended
                                                           March 31                       March 31
                                                    2005             2004            2005           2004
Sales                                               54.3             54.7           108.2           104.7

Net (Loss) Income                                   (1.2)             2.1            (2.9)            0.8

Diluted (Loss) Earnings Per Share                  (0.07)            0.12           (0.17)           0.04

Diluted Number of Shares (millions)                 17.5             17.8            17.5            17.8

Adjusted Net Income (Note)                           3.7              6.0             9.8            11.3

Adjusted Diluted Earnings Per Share                 0.21             0.34            0.56            0.64

Adjusted Diluted Number of Shares (millions)        17.6             17.8            17.6            17.8
----------------------------------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
|Note:  Adjusted Net Income comprises Net (Loss) Income excluding amortization |
|       of intangibles, restructuring and other charges, and deferred income   |
|       tax rate adjustments, net of related taxes.                            |
-------------------------------------------------------------------------------


"During the second quarter we continued to grow our Enterprise Content Management business which now represents over 70% of our total revenue mix. We maintained our position of profitability on an adjusted net income basis in the quarter, in spite of a modest shortfall in revenue on the Connectivity side of the company. The fundamentals of our business remain strong, and we continue to be very confident in the positive growth prospects for Hummingbird," said Barry Litwin, President and Chief Executive Officer of Hummingbird Ltd.

Mr. Litwin continued, "I am pleased to report that Hummingbird announced a number of important operational initiatives during the second quarter that considerably advance the Company's position in the enterprise content management market. I'm particularly excited about two fundamental innovations in the next release of Hummingbird EnterpriseTM that we believe will considerably strengthen our market leadership.

The recently announced Hummingbird Content DriveTM represents a unique competitive differentiator that will provide order of magnitude improvements in performance, scalability and performance. The Hummingbird Enterprise(TM) Client for Microsoft Outlook raises the bar for how users will manage content without ever having to leave the familiar Microsoft Outlook desktop application. Based on extensive market validation and testing with our customers, these new capabilities represent an important advancement in usability that will further remove complexity in managing content and lower deployment costs.

In addition, our solutions initiatives are yielding encouraging growth trends, reinforcing that they represent an important growth engine for the Company. These purpose-driven solutions are helping differentiate Hummingbird from our competitors, and are opening up new market opportunities across multiple verticals. Hummingbird is committed to continuing to deliver compelling, innovative and differentiated solutions that will help us to build upon our leadership position in the industry."


Financial Highlights
--------------------

Sales for the quarter ended March 31, 2005 were $54.3 million, relatively unchanged from the quarter ended March 31, 2004. Hummingbird Enterprise revenues for the quarter were $38.2 million, a 3.4% increase from the same quarter last year, and a 4.2% increase from the previous quarter. Connectivity revenues for the quarter were $16.1 million, compared to the $17.8 million for the second quarter last year.

Adjusted net income in the current quarter was $3.7 million, compared to $6.0 million in the second quarter of last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter were $0.21, compared to $0.34 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the quarterly performance of the Company's core business, since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method that management uses to plan and forecast the Company's results. Adjusted net income is not a recognized profitability measure under U.S. GAAP, and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed an alternative to net income determined in accordance with U.S. GAAP, as an indicator of the Company's performance.

During the quarter, the company recorded restructuring charges of $3.5 million. This charge relates to the Company's ongoing review of its global operations to align costs with revenues, and to consider areas where there is overlap related to historic acquisitions.

Operating expenses for the current quarter, which exclude amortization of intangibles and restructuring charges, were $42.7 million, compared to $39.1 million for the second quarter of the previous fiscal year.

For the second quarter of fiscal 2005, Hummingbird reported a net loss of $1.2 million, compared to a net income of $2.1 million for the same quarter of last year. The diluted loss per share of $0.07 in the current quarter compares to diluted earnings per share of $0.12 for the similar quarter of the prior year.

Sales for the six months ended March 31, 2005 were $108.2 million, an increase of 3.3% over the previous year. Hummingbird Enterprise revenues for the current six months were $74.8 million, up from $70.0 million in the same period last year, representing a 6.8% increase.

Operating expenses, which exclude amortization of intangibles, and restructuring charges and other charges, increased by 7.9% to $81.1 million for the first six months of fiscal 2005 compared to the prior year. The net loss for the current six month period was $2.9 million resulting in a diluted loss per share of $0.17, compared to net income of $0.8 million and diluted earnings per share of $0.04 last year.

Adjusted net income for the current six months was $9.8 million compared to $11.3 million for the six months ended March 31, 2004. Adjusted diluted earnings per share for the current six months, based on adjusted net income, was $0.56 compared to $0.64 for the prior year.

Total assets as at March 31, 2005 were $365.3 million, compared to $371.5 million as at December 31, 2004. The Company's cash position, including short-term investments, was $129.1 million as at March 31, 2005. Deferred revenue increased to $67.8 million as at March 31, 2005 from $66.2 million as at December 31, 2004.


Operational Highlights
----------------------

Accelerated Traction for Line-of-Business Content Life Cycle Solutions
----------------------------------------------------------------------
The demand for Hummingbird's content life cycle solutions continues to accelerate. In particular, Contract Management across multiple industry segments, and Deal Management for the financial services sector are generating net new customers and a growing sales pipeline. Hummingbird is seeing particular interest for its Contract Management solution in large diversified enterprises where the number of contracts to be managed is in the tens of thousands, and where labour intensive activities to manage contracts contribute to increasing costs of sales. Hummingbird's Deal Management solution supports investment banking teams by providing an integrated work environment to build relationships, win business, close deals and audit activities. Teams can work across multiple organizations and geographies, and around the clock for faster deal closing and higher deal throughput. Based on Hummingbird's enterprise content management platform, Deal Management provides a collaborative environment for internal and external participants to work together throughout the deal negotiation process.

Summit 2005 - A Significant Success
-----------------------------------
Hummingbird's Summit event during the quarter was a significant success, with attendance up over 20% from the previous year. Over 860 people from 26 countries around the world attended, and there was considerable representation across all the Company's targeted industry segments. In addition, over 100 of Hummingbird's valued partners attended Summit. Also during Summit the Company unveiled Hummingbird EnterpriseTM 2005 that created a significant amount of interest for attendees that previewed its innovative new features.

Upcoming New Release - Hummingbird EnterpriseTM 2005
----------------------------------------------------
Hummingbird EnterpriseTM 2005 further builds on the significant capabilities of prior releases and is designed to address three key market requirements. First, Hummingbird has made significant investments in user interface functionality to measurably improve usability and end user work experience. Second, Hummingbird EnterpriseTM 2005 is designed to minimize deployment complexities and lower cost of deployment over pre-existing IT infrastructure investments, to measurably reduce total cost of ownership. And third, to enable organizational compliance with regulatory and enhanced governance standards, Hummingbird EnterpriseTM 2005 provides a highly secure framework in which to manage and reduce risk by ensuring that critical business content is always traceable and auditable.

The Company's recently unveiled Hummingbird Content DriveTM technology will be a key component of Hummingbird EnterpriseTM 2005. Content DriveTM represents a fundamental shift in enterprise content management architecture that vastly improves performance of content-based interactions between Hummingbird Enterprise and Microsoft's content authoring applications. Content Drive represents a radical leap forward and marks a significant instance of synergy with the Company's legacy Connectivity business.

Also during the quarter Hummingbird unveiled another important innovation available with the release of Hummingbird EnterpriseTM 2005. The Hummingbird EnterpriseTM Client for Microsoft Outlook provides a fully interactive view of the entire suite of Hummingbird Enterprise functionality from within Microsoft Outlook. With the familiarity and intuitive value this interface brings the user, the benefits of Hummingbird EnterpriseTM Client for Microsoft Outlook include reduced time and effort to manage work product, enhanced work experience and greatly reduced training time.

Awards and Recognition
----------------------
During the quarter Hummingbird was recognized by KMWorld magazine as one of the 100 Companies that Matter in Knowledge Management. This list recognizes organizations who are leading the way in the knowledge economy by anticipating market requirements and delivering innovative solutions that enable customers to leverage knowledge assets across their enterprise. Hummingbird is one of only a few companies to have received this honour for five consecutive years.

In addition, Network Computing magazine recognized Hummingbird Enterprise Collaboration as a top solution in comparison with collaboration tools from seven other vendors. The Company's Collaboration platform was ranked highly for its advanced security features, ease of use, mobility and instant messaging capabilities and seamless integration with the overall Hummingbird Enterprise suite.

About Hummingbird
-----------------

Hummingbird Ltd. (TSX: HUM, NASDAQ: HUMC) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Note to Investors
-----------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts
--------------------

Inder Duggal                                       Dan Coombes
Chief Financial Officer                            Director, Investor Relations
Hummingbird Ltd.                                   Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                        Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                       dan.coombes@hummingbird.com
----------------------------                       ---------------------------

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com
---------------------------------

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HUMMINGBIRD LTD.




Date:  May 13, 2005                     By:  /s/ INDER P.S. DUGGAL
       -------------------------            -----------------------------------
                                             Name:  Inder P.S. Duggal
                                             Title: Chief Financial Officer and
                                                    Chief Controller